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                   [CANWEST GLOBAL COMMUNICATIONS CORP. LOGO]

                                  NEWS RELEASE
   For Immediate Release
   October 27, 2004

                         CANWEST MEDIAWORKS LAUNCHES NEW
                   GENERATION OF INTEGRATED ONLINE CAREER SITE

            "working" will be part of the leading suite of online and
               in-paper classified advertising services in Canada

TORONTO: CanWest MediaWorks announced today that, Canadian job seekers and employers now have a better way to find the right match. A new service, branded WORKING will use the reach of CanWest MediaWorks' 11 major metro daily newspapers, its leading Global Television stations, specialty TV channels and the canada.com network to provide the most efficient meeting ground for recruiters and potential new employees.

At the heart of the new service, which goes live October 28th, will be an online career network of websites (www.working.canada.com) built the way job seekers and recruiters actually want it. "WORKING will change the way recruiters and job seekers search each other out," explains Kim Peters, CanWest's Director of Online Careers. "This is a national career resource centre with a local focus." Employers will benefit by paying only for the searches they need, be it national, regional or local. Job seekers will benefit because the WORKING online network is built from the local market up, rather than the national or international sites down. "Our research shows that 92% of people looking for jobs are searching at the local level," explained Peters. "The unique strength of this service is that it will start where people want to start looking, in their own backyard."

WORKING will also become the brand for career sections in all CanWest's metropolitan daily newspapers, the largest, by circulation, of any newspaper group in English Canada. Recruiters will be offered the additional benefit of the WORKING online service in addition to their in-paper ad placements whether they book the traditional way or online. "No other newspaper in Canada will be able to offer the type of additional services available through WORKING, such as a full suite of tools to filter results and narrow the flow of resumes," added Peters. "Not to mention the incredible boost this program will get through a national multi-media promotional campaign launched to support WORKING." Job seekers will also benefit by being able to search specific regions, find locally-oriented career news and features and market specific salary surveys.

"WORKING is part of a new family of classified brands which will truly integrate the strength of our market-leading media properties," said Arturo Duran, Senior Vice President, Interactive, CanWest MediaWorks. "Our newspapers are the leading classified advertising properties in Canada, our online reach is among the highest in the country, combined with the promotional opportunities afforded by our television

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networks, no other online career site will be able to match what we can provide recruiters, advertisers and job seekers." Duran added that a complete suite of integrated services is to be rolled out in the next few months. They will include, DRIVING, LIVING, CONNECTING, SHOPPING, REMEMBERING, and CELEBRATING. These brands will encompass the editorial content, display advertising and classified advertising that are associated with them, in the newspapers, online and in some cases on television.

"This is all about using innovation to drive growth, and leveraging the sheer weight of our promotional power and sales force to create value for our advertising customers," said Rick Camilleri, President, CanWest MediaWorks. "The fact is, once we are fully operational, the reach of our sales force and our capacity to promote these properties, will be far, far greater than any competitor can muster."

Classified advertising is an $850 million a year business in Canada, added Camilleri. "Online recruiting alone is a $40 million a year business in this country, and the lines between the print and the online services have blurred from a consumer's point of view. The WORKING brand is a key element in this overall integrated strategy and we believe it will breathe new life into this important category added Camilleri. "CanWest will be the market leader in not just recruitment and career ads, but in all classified categories by integrating our strengths in sales, in reach and by providing the widest choice for consumers."

Kim Peters, CanWest's Director of Online Careers, came to CanWest from Workopolis, where she served as President and was one of the founders of the site. Kim's knowledge of the human resources industry in Canada and the technology behind it, makes her the leading expert in the development of these types of services.

CanWest MediaWorks is a wholly owned subsidiary of CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.CanWestglobal.com), an international media company. CanWest is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

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For more information contact:

Kim Peters
Director, Online Careers
CanWest MediaWorks
(416)-442-2948